Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

April 3, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Amber Road, Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed on March 26, 2019 by Altai Capital Management, L.P., et al. File No. 001-36360

Dear Mr. Panos:

On behalf of Altai Capital Management, L.P. and its affiliates (collectively, “Altai”) and the other filing persons (together with Altai, the “Filing Persons”) we are responding to your letter dated April 1, 2019 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2019 (the “Preliminary Proxy Statement”) with respect to Amber Road, Inc. (“Amber Road” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the SEC and respond below. For your convenience, the comments are restated below in italics and numbered and bulleted in the order in which they were listed. We acknowledge the Staff’s comments and provide our respective responses following each of the numbers and bullets, individually.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Unless otherwise noted, the page numbers in the responses refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Mr. Panos

April 3, 2019

Proxy Statement

1.       Rule 14a-6(d) and Item 1(b) of Schedule 14A requires a statement, on the first page of the proxy statement, of the approximate date on which the proxy statement and form of proxy are first sent or given to stockholders. Please revise to include this information on page one.

The Filing Persons respectfully acknowledge the Staff’s comment and have revised their Preliminary Proxy Statement to include, on the first page, the statement with the approximate date on which the proxy statement and form of proxy will be first sent or given to stockholders.

2.       Please advise us how the participants have complied with Item 23 of Schedule 14A.

The Filing Persons respectfully acknowledge the Staff’s comment and direct the Staff to the Revised Preliminary Proxy Statement which includes the following question and answer on page 13, in compliance with Item 23 of Schedule 14A:

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. Some banks and brokers with account holders who are stockholders of the company may be householding our proxy materials.

A single copy of our proxy statement (and of the Company’s proxy statement and annual report) will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to our proxy solicitor, Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036, or telephone at (855) 208-8902 (toll free) or (212) 297-0720 (collect). Stockholders who currently receive multiple copies of this proxy statement at their address and would like to request householding of their communications should contact their bank or broker.

Mr. Panos

April 3, 2019

Proposal 1: Election of Directors, page 6

3.       Please refer to the following representation: “…in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock…will be vote for a substitute candidate selected by the Altai Group.” Advise us, with a view toward revised disclosure, whether or not this statement is true given the registrant’s nomination deadline specified in Section 5(b)(3) of its Amended and Restated Bylaws.

In response to the Staff’s Comment, the Filing Persons revised their disclosure on page 8 of the Revised Preliminary Proxy Statement to clarify that certain of the Filing Persons have reserved the right to further nominate, substitute or add additional nominees in a Nomination Notice, that, should the Filing Persons choose to nominate any substitutes, they will deliver prompt notice to the Company and file amended proxy materials, including a revised proxy card, and that there can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such a reservation must separately comply with any advance notification requirements provided in the Company’s Bylaws.

4.       As is contemplated by Note b. to Rule 14a-9, please provide us with the factual foundation upon which the participants relied to make the following assertions. Alternatively, please revise to delete or further qualify the assertions made.

The Filing Persons acknowledge the Staff’s comments and respectfully refer you to Altai’s December 17, 2018 letter (the “December 17 Letter”) attached to its Schedule 13D filed with the SEC on the same day. There, Altai provides significant factual support for the below contentions. Please consider the facts listed and cited in the letter and its appendices as factual support, along with the support given in the below responses, for the below assertions.

•	“…the Company has repeatedly failed to meet financial and operational targets established by its board…”

Altai made the above statement based on the Company missing its own revenue growth projections for 2015–2018, as disclosed in the Company’s SEC filings. A graph on page 3 of the December 17. 2018 letter provides Altai’s basis for the above statement (reproduced below in part):1

Year	Projected Growth (Mid)	Actual Growth
2015	(0.0)%	(8.5)%
2016	6.4%	5.9%
2017	11.8%	8.1%
2018	8.1%	7.1%

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1 Please note that the footnotes appearing on page 3 of the December 17, 2018 letter describe any assumptions made in calculating revenue and growth numbers.

Mr. Panos

April 3, 2019

Altai believes that the Company’s consistent failure to meet some of its own conservative growth projections provides the basis and factual foundation for the above statement.

•	“The Board has taken no apparent action to hold management accountable for their failures.”

Despite repeatedly missing internal revenue targets (as indicated in the previous response) and the Company’s stock trading in the single digits2 after closing at $17.00 on the day of its initial public offering (March 21, 2014) (the “IPO”), the Company’s Chief Executive Officer (the “CEO”) continues to receive extraordinarily large compensation packages, which the Company’s Board signs off on annually. Rather than reign in the management team’s compensation or stock sales, the Board has approved significant compensation packages for the management team each year since the IPO. Accordingly, the Filing Persons believe the Board’s unwillingness to adjust the management team’s compensation in light of poor stockholder returns and revenue misses is a reasonable basis for the statement made.

•	“Notably, the Proposal offered cash, with no financing contingencies, and was made by a reputable and extremely well-funded party.”

Appendix A to the December 17 Letter is a press release issued by E2open that reads: “E2open Proposes to Acquire Amber Road (AMBR) for $10.50 per Share in Cash.” The press release states that E2open’s proposal is for an “all-cash transaction [that] would not be conditioned upon receipt of debt financing.” In 2015, E2open was taken private by Insight Venture Partners and Elliott Management, who together have well over $50 billion in assets under management. Leaving aside its financial backers, E2open is a reputable and credible party. Since its take-private transaction, E2open has completed six acquisitions, including its purchase of INTTRA that closed on November 27, 2018. Based on the foregoing, Altai believes its above statement was factually sound.

•	“…there is no evidence that the Board meaningfully engaged with E2open or seriously considered the Proposal.”

Altai respectfully directs the Staff to its January 11, 2019 entry in the “Background to the Proxy Solicitation,” where Altai states in Amber Road’s response to the 220 Demand Letter … Amber Road confirmed that while considering and rejecting the Proposal, the Board determined that “it was not necessary to formally retain financial advisors for the purpose of assisting the Board in making this decision.” In the response to Altai’s 220 Demand Letter, the Company also confirmed: (i) that Mr. Preuninger lead the negotiations with E2open and presented the Proposal to the Board,3 (ii) no independent committee was formed to evaluate the Proposal, and (iii)

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2 AMBR closed at $8.77 on April 1, 2019, according to Yahoo Finance.

3 “Throughout 2017 there were at least four meetings and communications initiated by E2open CEO Michael Farlekas to Amber Road CEO Jim Preuninger, in which Mr. Farlekas and Mr. Preuninger had an open dialogue about Mr. Farlekas's suggestion of possibly combining the firms.” “On February 9, 2018, a Special Meeting of the seven member Board of Directors was held for the sole purpose of considering the Hostile Offer letter from E2open/Insight. All directors attended. Mr. Conway, the Company's General Counsel and outside counsel Dentons US LLP also attended. Mr. Preuninger presented the proposal.”

Mr. Panos

April 3, 2019

Amber Road did not attempt to solicit higher bids from other potentially interested parties. Further, E2open had, in a press release issued on March 30, 2018, criticized Amber Road for the “lack of engagement from Amber Road’s Board of Directors in connection with several of [E2open’s] proposals to engage in discussions.” The prior points are made worse by the fact that during the time of E2open’s overtures the Company’s CEO was in line to receive a $4.9 million payout if the Company attained certain internal Company targets for fiscal year 2018. A sale would have disrupted this potential payout, thereby making the need for an independent committee even more necessary. Altai believes the above points provide a reasonable basis and factual foundation for its statement.

•	“As a consequence of poor operational execution relative to both investor expectations and management projections, Amber Road’s share price has dramatically underperformed its relevant market indices.”

Altai made the above statement based on the fact that Amber Road’s shares today trade for significantly less than its IPO closing price and has never achieved 10% growth since its IPO.4 In comparison, the Standard & Poor’s Software & Services Select Industry Index, the NASDAQ Composite Index and the NYSE Composite Index had returned, at the time of the December 17 letter, 77%, 71% and 28%, respectively since Amber Road’s IPO.5 The Filing Persons believe that the foregoing facts and the sources from which they were derived provide the necessary factual basis for the statement made.

Form of Proxy

5.       Under Rule 14a-4(d)(4), in order to solicit in support of nominees who, if elected, would constitute a minority of the board of directors, Altai must state on the form of proxy no assurance can be given that the Amber nominees will serve if elected with any of Altai’s nominees. Although Altai makes this representation on page 8, reliance on the rule requires this statement to be found on the form of proxy as well. Please revise.

Altai respectfully acknowledges the Staff’s comment and directs the Staff to its Revised Preliminary Proxy Statement where the following sentence has been added to the form of proxy:

“There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if any or all of our Nominees are elected.”

6.       The express naming of Amber’s nominee Kenneth H. Traub on pages six and twelve appears to be inconsistent with the participants’ reliance upon Rule 14a-4(d). Please advise us, with a view towards revised disclosure, whether or not the participants believe that he can continue to be named without obtaining his consent as contemplated by Rule 14a-4(d)(1).

Altai respectfully acknowledges the Staff’s comment and points the Staff to its Revised Preliminary Proxy Statement where, on pages 6 and 12, the references to “Kenneth H. Traub” have been replaced with “…the Company’s nominee for election at the Annual Meeting other than the Excluded Company Nominees.”

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4 December 17 Letter, page 3.
5 Data for the S&P Software Index, NASDAQ Composite Index and the NYSE Composite Index assume reinvestment of dividends.

***

Mr. Panos

April 3, 2019

We appreciate the Staff’s attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford